N E W S R E L E A S E

November 21, 2003	TSX Venture Exchange: CPQ

CANPLATS ADOPTS STOCK OPTION PLAN AND AMENDS OPTIONS

Vancouver, B.C. — Canplats Resources Corporation (TSX-V: CPQ) has adopted, subject to TSX Venture Exchange and shareholder approval, the 2003 incentive stock option plan (the “2003 Plan”). Under the 2003 Plan, a maximum of 10% of the issued and outstanding shares of the Company are to be reserved at any time for issuance on the exercise of stock options. The 2003 Plan will be presented to the shareholders of the company at the 2003 Annual General Meeting to be held on December 17, 2003.

In addition, the company has agreed to amend, subject to TSX Venture Exchange approval, 940,000 incentive stock options previously issued to certain directors, officers and employees of the company. All of the options are currently exerciseable at a price $0.50 per share with a term expiring April 4, 2004. The amendment reduces the exercise price of the options to $0.35 per share and extends the term of the options by two years to April 4, 2006.

About Canplats Resources Corporation
Canplats Resources Corporation is a junior exploration company focused on exploration for gold and platinum group metals mineralization. The company holds a 100% interest in the Rodeo gold prospect, Yerbabuena gold prospect, and the recently acquired Santa Lucia gold prospect, all located in Mexico. In addition, Canplats maintains core claims in the Nipigon Plate area north of Thunder Bay, Ontario with drill targets that are prospective for platinum group mineralization.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplats' news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company's news releases may be forward-looking statements such as the company's future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats' SEC Form 20F as amended.